

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2015

<u>Via E-mail</u>
Sarkis Tsaoussian
Chief Executive Officer
Il2m International Corp.
3500 West Olive Avenue
Suite 810
Burbank, California 91505

     Re: **il2m International Corp.**
            Preliminary Information Statement on Schedule 14C
            Filed on April 28, 2015
            File No. 333-176587

Dear Mr. Tsaoussian:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ *Bryan J. Pitko* <u>for</u>

                    Jeffrey P. Riedler
                    Assistant Director